21004647

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YR Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 W 21st Street, Suite 105
(No. and Street)

Norfolk	Virginia	23517
(City)	(State)	(Zip Code)

SEC Mail Processing
SEP 01 2021
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Roach or Jenn Morelen 757-961-0067 X 103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP
(Name – *if individual, state last, first, middle name*)

1802 Bayberry Court, Suite 102	Henrico	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Willam T Roach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YR Securities, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JENNIFER LEE NELSON
NOTARY PUBLIC
REG # 7248752
MY COMMISSION EXPIRES 7/31/2026
COMMONWEALTH OF VIRGINIA

Signature

Owner, Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Members'
of YR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of YR Securities, LLC as of June 30, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of YR Securities, LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of YR Securities, LLC's management. Our responsibility is to express an opinion on YR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to YR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness and the Statement Regarding SEC Rule 15(c)3-3 have been subjected to audit procedures performed in conjunction with the audit of YR Securities, LLC's financial statements. The supplemental information is the responsibility of YR Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as YR Securities, LLC's auditor since 2019.

Meadows Urquhart Acree & Cook, LLP

Henrico, Virginia
August 24, 2021

YR Securities, LLC

Statement of Financial Condition
June 30, 2021

Assets		
Cash	$	54,585
Commissions receivable		15,698
Prepaid assets		3,576
Total current assets		73,859
Fixed assets, net		2,774
Intangible asset, net		55,000
Total Assets	$	131,633
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	14,606
Members' Equity		117,027
Total liabilities and member's equity	$	131,633

See Notes to Financial Statements.

YR Securities, LLC

Statement of Operations
Year Ended June 30, 2021

Revenues	
Commission income	$ 15,507
Trail income	191,178
Total revenues	206,685
Operating Expenses	
Payroll	147,460
Professional fees	23,350
Insurance	13,685
Technology, data and communication	9,945
Amortization	5,000
Regulatory fees	4,692
Occupancy and equipment	4,550
Other	2,400
Depreciation	1,200
Travel and entertainment	822
Total operating expenses	213,104
Loss before other income	(6,419)
Other Income	
Grant income	19,993
Net income	$ 13,574

See Notes to Financial Statements.

YR Securities, LLC

Statement of Changes in Member's Equity
Year Ended June 30, 2021

	Total
Balance at July 1, 2020	$ 103,453
Net income	13,574
Balance at June 30, 2021	$ 117,027

See Notes to Financial Statements.

YR Securities, LLC

Statement of Cash Flows
Year Ended June 30, 2021

Cash Flows From Operating Activities		
Net income	$	13,574
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,200
Amortization		5,000
Forgiveness of Paycheck Protection Program proceeds		(19,839)
Increase in assets:		
Commissions receivable		(2,607)
Prepaid assets		1,953
Increase in liabilities:		
Accrued expenses		708
Net cash used in operating activities		(11)
Net change in cash		(11)
Cash, beginning of year		54,596
Cash, end of year	$	54,585

See Notes to Financial Statements.

YR Securities, LLC
June 30, 2021

Notes to Financial Statements

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: YR Securities, LLC (the "Firm") is currently organized as an LLC Virginia partnership. As of September 23, 2015, the Firm became a registered broker/dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Firm is a limited-service financial firm headquartered in Norfolk, Virginia. The Firm engages in application way business with various mutual funds and insurance companies. Revenue is earned through commission trails on transactions and fee trails based on a percentage of account values held with its customers. The majority of the Firm's customers are located in the southeastern United States.

Note 2—Accounting and Reporting Principles

A summary of the Company's significant accounting policies is as followed by the firm:

Basis of accounting: The accounting and reporting policies of the Firm are on the accrual basis of accounting which is in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue: This includes commission income and trail income. The Firm recognizes revenue from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Firm's contracts and customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time or at a point in time as the performance obligations are satisfied. Recognition of these revenue does not involve significant estimates or constraints.

Commission income is recognized when a performance obligation is satisfied at a point in time. Commission income is recognized on a trade date basis. Trail income which is associated with annuity investments is recognized over time, as earned. Trail income is generally based on a percentage of the annuity premium or the account value of the investment. These revenues are shown disaggregated on the statement of operations.

Commission Receivable: The Firm utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible on June 30, 2021; accordingly, no allowance was considered necessary.

Fixed Assets, Net: Fixed assets, net consists of computer equipment stated at cost net of accumulated depreciation. Depreciation is determined on the straight-line method. Estimated useful lives for the purposes of depreciation are five years. Depreciation expense for the year ended June 30, 2021 was $1,200.

Note 2—Accounting and Reporting Principles (continued)

Income Taxes: The Firm is organized as an LLC, treated as a partnership for tax purposes and is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Firm's management has evaluated the impact of this guidance to its financial statements. The Firm's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date the returns are filed. The Firm's policy is to classify income tax related interested and penalties in interest expense and other expenses, respectively.

Note 3—Concentrations of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 4—Liabilities Subordinate to Claims of General Creditors

The Firm has no subordination agreements.

Note 5—Subsequent Events

The Firm has evaluated subsequent events to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued, which was August 24, 2021.

Note 6—Transactions with Related Parties

The Firm pays rent expense to Dominion Capital Partners, LLC ("Dominion"), who holds the main rental agreement of the office building the Firm operates out of. Dominion is a related party through common ownership. The Firm has a sublease agreement in place with Dominion that outlines the details of these transactions. The Firm's total rent expense paid under this lease for July 1, 2020, through June 30, 2021, was $4,550.

The Firm also shares expenses with WWI LLC, its' affiliated Registered Investment Advisory Firm, for a Customer Relationship Manager (CRM) system. The Firm's total CRM expenses for the year ended June 30, 2021, was $3,875.

Note 7—Intangible Asset, Net

During the year ended June 30, 2018, the Firm purchased a customer list including Assets Under Management for $75,000. The customer list does not have specific contract terms. As of June 30, 2021, management does not believe there are any current facts or circumstances indicating impairment of the asset. Based on industry experience management has estimated a 15-year useful life for the customer list. Total amortization expense of $5,000 was recorded as an operating expense in the Firm's statement of operations for the year ended June 30, 2021. Accumulated amortization as of June 30, 2021 was $20,000.

Note 8—Grant Income

On April 20, 2020, the Firm received loan proceeds in the amount of $19,800 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provided for loans to qualifying businesses for an amount up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan and accrued interest are forgivable after twenty-four weeks as a loan as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The Firm received forgiveness for the PPP proceeds in December 2020. As a result, the $19,800 in proceeds plus $193 in accrued interest have been reflected as grant income on the statement of operations as of June 30, 2021.

Note 9—Net Capital Requirements

The firm is subject to the SEC Uniform New Capital Rule (Rule15c3-1) ("Rule"), which requires the maintenance of minimum net capital and that the ratio of aggregated indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

On June 30, 2021, the Firm had net capital, as defined, of $39,979, which was $34,979 in excess of its required net capital of $5,000. The Firm's aggregate indebtedness to net capital ratio was .37 to 1.00 on June 30, 2021.

SUPPLEMENTAL INFORMATION

YR Securities, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
Year Ended June 30, 2021

NET CAPITAL		
Member's equity	$	117,027
Nonallowable assets		
Commissions receivable		15,698
Fixed assets, net		2,774
Other assets		58,576
Total nonallowable assets		77,048
Net capital before haircuts on security positions		39,979
Haircuts on securities		-
Net capital	$	39,979
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	14,606
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	34,979
Percentage of aggregate indebtedness to net capital		36.53%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2021.

See Report of Independent Registered Public Accounting Firm.

YR Securities, LLC

Supplemental Information
Schedule II and III

For the Year Ended June 30, 2021

Computation for Determination of the Reserve Requirement Under Rule 15C3-3 of the SEC (Exemption):

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale and redemption of the mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the Firm are promptly transmitted and are not held in the custody of the Firm.

Information Related to the Possession or Control Requirements Under Rule 15c3-3 of the SEC (Exemption):

YR Securities, LLC is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of the mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted and are not held in the custody of the Firm.

See Report of Independent Registered Public Accounting Flrm.

YR Securities, LLC

Exemption Review Report

June 30, 2021

SEC ID 8-69578

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

• Kelli P. Meadows
• Douglas A. Urquhart
• David C. Acree
• Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Members'
of YR Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which:

(1) YR Securities, LLC (the "Company") identified that it is considered a "non-covered firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its exemption report relying on footnote 74 of SEC Release 34-70073. The Company limits its business activities exclusively to engaging solely in application way business with various mutual funds and insurance companies.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exemption.

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions of footnote 74 of SEC Release No. 34-70073 for the year ended June 30, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about YR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of footnote 74 of SEC Release No. 34-70073.

Meadows Urquhart Acree + Cook, LLP

Henrico, Virginia
August 24, 2021

YR Securities, LLC's Exemption Report

YR Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company engages solely in application way business with various mutual funds and insurance companies and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

YR Securities, LLC

I, William T. Roach, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Principal

August 24, 2021